[Debevoise & Plimpton LLP Letterhead]
May 18, 2007
VIA EDGAR AND HAND DELIVERY
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re: RSC Holdings Inc. Registration Statement on Form S-1 Filed February 13, 2007 File No. 333-140644
Dear Ms. Long:
     This letter sets forth the responses of RSC Holdings Inc. (the “Company”) to the comments contained in your letter, dated May 16, 2007, relating to Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2007. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
     The Company is filing, via EDGAR, Amendment No. 6 to the Registration Statement (“Amendment No. 6”). Enclosed with the paper copy of this letter are three copies of a clean version of Amendment No. 6 and three copies of a blacklined version of Amendment No. 6, marked to show all changes from Amendment No. 5 filed with the Commission on May 10, 2007. Page references in the responses below are to the blacklined version of Amendment No. 6.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 38
1.	Please note that the pro forma adjustments to your 2007 interim statement of income should assume the transactions occurred as of January 1, 2006 rather than January 1, 2007. Please revise your filing elsewhere as appropriate. Please refer to paragraph b(6) of Rule 11-02.
In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 38.
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 39
2.	Please remove the pro forma balance sheet as of December 31, 2006. Presentation of a December 31, 2006 pro forma balance sheet is not appropriate when a pro forma balance sheet is presented for March 31, 2007. Please also remove pro forma balance sheet information as of December 31, 2006 presented elsewhere in your filing. Please refer to paragraph b(6) of Rule 11-02.
In response to the Staff’s comment, the Company has deleted the pro forma balance sheet as of December 31, 2006 under the heading “Summary Historical and Unaudited Pro Forma Financial Data” and the pro forma balance sheet as of December 31, 2006 under the heading “Unaudited Pro Forma Condensed Consolidated Financial Statements”.
Monitoring, Transaction and Indemnification Agreements, page 103
3.	Added disclosure indicates that RSC intends to enter in a cost reimbursement agreement with Ripplewood Holdings and Oak Hill Capital Management. Disclose the amount of expenses for which RSC will reimburse Ripplewood and Oak Hill under the agreement. Advise what consideration RSC has given to filing the agreement as an exhibit to the registration statement.
In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 104 to provide that, as of May 18, 2007, all expenses subject to potential reimbursement to Ripplewood Holdings and Oak Hill Capital Management under the Cost Reimbursement Agreement were approximately $150,000 in total. The Cost Reimbursement Agreement does not limit expense amounts subject to reimbursement. In addition, the Company respectfully advises the Staff that it has filed the Cost Reimbursement Agreement as Exhibit 10.11 to Amendment 6.

Report of Independent Registered Public Accounting Firm, page F-14
4.	Please obtain a revised report that is signed by your independent accountant and includes the date of your independent accountant’s report with respect to note 14. Please also remove the legend from the top of page F-14.
In response to the Staff’s comment, the Company has included a revised report on page F-14, without the legend, signed by its independent accountant and included the date of the report with respect to note 14.

*     *     *     *
     If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909-7334 or Shahm M. Al-Wir at (212) 909-6334.
Sincerely,
/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Kevin J. Groman, Esq.
          RSC Holdings Inc.
Donald A. Wagner
          Ripplewood Holdings L.L.C.
Edward Dardani
          Oak Hill Capital Management, LLC
Craig J. Isakson
          KPMG LLP
William B. Gannett, Esq.
Cahill Gordon & Reindell LLP

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